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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*




                           Nautica Enterprises, Inc.
                   -----------------------------------------
                               (Name of Issuer)

                          Common Stock, $.10 Par Value
                   -----------------------------------------
                         (Title of Class of Securities)

                                 857304100
                   -----------------------------------------
                               (CUSIP Number)

     Charles M. Modlin, Esq., 132 EAB Plaza, Uniondale, New York 11556-0132
   --------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    10/6/97
                               -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

                                  SCHEDULE 13D


CUSIP NO. 857304100                                       PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Harvey Sanders
       S.S. No. ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [ ]


3    SEC USE ONLY



4    SOURCE OF FUNDS*



5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.


                    7    SOLE VOTING POWER

                           1,936,440


   NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 -0-
   OWNED BY
     EACH
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                   1,936,440


                    10   SHARED DISPOSITIVE POWER

                              -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,853,440



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.1%


14   TYPE OF REPORTING PERSON*

          IN




                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages


Item 1.           Security and Issuer.

                  This Schedule relates to shares of common stock, $.10 par value (the "Common Stock"), of Nautica Enterprises, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 40 West 57th Street, New York, New York 10019.

Item 2.           Identity and Background.

                  (a) The name of the person filing this Schedule is Harvey Sanders.

                  (b) The business address of Mr. Sanders is 40 West 57th Street, New York, New York 10019.

                  (c) Mr. Sanders is Chairman of the Board, President and a director of the Company.

                  (d) Mr. Sanders has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Sanders has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Sanders is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.           Purpose of Transaction.

                  Mr. Sanders and the Harvey Sanders Grantor Retained Income Trust sold 350,000 and 150,000 shares, respectively, of Common Stock of the Company in brokerage transactions between September 25, 1997 and October 6, 1997. See Item 5(c) below.

                  Mr. Sanders has no current plan or proposal which relates to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill

                                                               Page 4 of 6 Pages


any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person; (h) any of the Company's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or registered national securities exchange; (i) any of the Company's securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; (j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

                  (a) Mr. Sanders beneficially owns 3,853,440 shares of Common Stock; 717,000 of which he has the right to acquire pursuant to existing stock options, 1,936,440 shares of which he owns directly and 1,200,000 shares of which are owned indirectly by the Harvey Sanders Grantor Retained Income Trust. These shares represent 9.1% of the outstanding shares of Common Stock of the Company.

                  (b) Mr. Sanders has sole power to dispose of 1,936,440 shares of Common Stock and the sole power to vote such shares with respect to all matters.

                  (c) Mr. Sanders sold 350,000 shares of Common Stock of the Company between September 25, 1997 and October 6, 1997, and the Harvey Sanders Grantor Retained Income Trust sold 150,000 shares of Common Stock of the Company between October 1, 1997 and October 3, 1997. All of such sales were made in brokerage transactions. Attached hereto and incorporated herein by reference is a schedule of such sales.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationship With respect to Securities of the Issuer.

                  Not applicable.

Item 7.           Materials to be Filed as Exhibits.

                  Not applicable.

                                                               Page 5 of 6 Pages


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.


DATED:  October 10, 1997
                                                    /s/   Harvey Sanders
                                                  ------------------------------
                                                         Harvey Sanders

                                                               Page 6 of 6 Pages

EXHIBIT TO FORM 13D
REPORTING PERSON:  HARVEY SANDERS (###-##-####)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                  4. Amount of
                       2. Transaction                 3. Securities Disposed      Securities     5. Ownership   6. Nature of
1. Title of Security      Date                           of (D)/Price             Beneficially      Form           Indirect
                                                                                  Owned at                         Beneficial
                                                                                  10/07/97                         Ownership
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              9/25/97                          25,000/$29.125
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              9/25/97                          15,000/$29.000
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              9/25/97                          17,500/$28.875
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              9/25/97                          17,500/$28.750
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              9/26/97                          27,500/$28.750
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              9/26/97                          15,000/$28.875
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              9/29/97                          77,500/$27.875
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              9/29/97                           5,000/$27.938
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              9/30/97                          50,000/$27.875
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              9/30/97                          10,000/$28.125
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              9/30/97                          40,000/$28.000
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              10/6/97                          35,000/$29.000
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              10/6/97                          15,000/$29.125             1,936,440        D
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              10/1/97                          10,500/$28.000                              I        By Trust*
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              10/1/97                           5,000/$28.125                              I        By Trust*
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              10/2/97                           50,000/$28.00                              I        By Trust*
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              10/2/97                          35,000/$28.125                              I        By Trust*
----------------------------------------------------------------------------------------------------------------------------------
Common Stock              10/3/97                          49,500/$28.875             1,200,000        I        By Trust*
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------


*By the Harvey Sanders Grantor Retained Income Trust